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02034867

RECD S.E.C.
JUN - 7 2002
1086

June 3, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

**European Aeronautic Defence and Space Company EADS N.V. ("EADS")**
**Information Pursuant to Rule 12g3-2(b)**
**File No. 82-34662**

Dear Sir or Madam,

On behalf of EADS and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed three press releases, the first dated May 21, 2002, announcing the selection of the Kaskol Group expanding the co-operation in Russia; the second dated May 17, 2002, announcing the EADS first quarter EBIT increase to €315 million; and the third also dated May 17, 2002, announcing that Francisco Fernández Sáinz is to follow Alberto Fernández on the Executive Committee.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Sami L. Toutounji

6/17

cc: Mark Favero
EADS

PADOCS01/227224.1

EADS



# Airbus Expands Co-Operation with Russia with the Selection of Leading Partner Kaskol

**Press Releases**

Russian version

## 21 May 2002

The Kaskol Group has been selected by Airbus as a leading partner for the implementation of the first phase of its co-operation programme with the Russian aerospace industry. Airbus co-operation programme follows the agreement signed in July 2001 between Airbus major shareholder EADS and the Russian Aerospace Agency in Moscow (*), in presence of the President of the Russian Federation, Vladimir Putin.

The West European aircraft manufacturer, which has currently the largest backlog of the aircraft industry in the world, and the Kaskol Group, which is one of the largest privately held holding companies in Russia with a primary focus on the aerospace industry, are to set up jointly an Engineering Centre in Moscow as well as to develop a long term programme of industrial co-operation for Airbus in Russia.

This was announced by Airbus Chief Operating Officer Gustav Humbert and Kaskol Group President Sergei Nedoroslev at a joint press conference today in Moscow during which an agreement was signed between the two parties.

"Airbus and Russian aerospace companies had extensive experience of working together over the last decade, particularly in the field of research and technology where Russian scientists have been involved in Airbus related projects. The scope of activities is now being considerably enlarged with this new venture between Airbus and the Kaskol Group. The Airbus tradition of international co-operation has always been based on mutual benefits and respect, a principle which has led us to the success Airbus knows today", said Gustav Humbert.

"Co-operation with Airbus based on the great Russian aerospace tradition will facilitate closer links of the Russian enterprises with the West European aerospace sector and also grant direct access of the

Russian products to the world market", pointed out Sergei Nedoroslev.

The Engineering centre, which will be the first one Airbus establishes in Eastern Europe, will ensure transfer of expertise and employment for ultimately several hundred Russian engineers. It will both co-ordinate and enlarge the scope of activities which Airbus intends to develop with Russian aerospace companies. In this capacity the Engineering Centre will have the leeway to subcontract engineering work throughout the whole Russian Federation.

In the manufacturing field, Kaskol will be also submitting shortly to Airbus proposals for participation in producing parts for the current Airbus programmes and the new Superjumbo A380.

Kaskol's subsidiary Hydromash, which has been supplying machinery components to Airbus since few years, recently saw its potential involvement in Airbus programmes considerably boosted with the offer by EADS to participate in the supply of the landing gear of the A400M transport aircraft. Russian potential industrial co-operation on the A400M programme has been discussed by the Russian President during his recent visit to Germany. Eight European nations have committed themselves to purchasing a total of 196 A400Ms valued at some 18 billion Euros

In the material purchasing field, where Airbus had its earliest activities with the Russian industry, the scope had been also considerably enlarged. Over the last few years it has evolved from raw material only to raw material and semi-finished products including those with higher adder value. Long term contracts had been renewed and extended. For example, VSMPO has become a major material supplier to Airbus for both flat and round rolled titanium products, now supplying over 55% of all Airbus titanium.

In addition, further to an extensive global analysis Russian Aluminium has been identified recently as a major potential supplier of aluminium products for the build of Airbus aircraft in future and talks are underway to finalise the contract. This could lead to Russian Aluminium supplying 30% of Airbus aluminium forging requirements, a significant proportion of extrusions and over 10,000 tons of aluminium plate, by 2006.

A leading aircraft manufacturer with the most modern and comprehensive product line on the market, and outstanding deliveries of over 1,500 at end-April 2002, Airbus is a global company with design and manufacturing facilities in France, Germany, the UK and Spain, as well as subsidiairies in the U.S., China and Japan. In Moscow, it has a regional office as well as technical representation providing on-the-spot airline support.

Airbus is an EADS joint Company with BAE SYSTEMS.

Based in Moscow, Kaskol holds equity stakes in over 20 Russian and international companies that focus on aircraft design and manufacturing, aircraft cargo operations, high-tech engineering and information technology. Founded in 1988 Kaskol has gradually grown into a company with culture that embraces new technology, fast-paced growth, constant change and devotion to customers and partners.

**(*)** Co-operation between EADS and Russian aerospace industry was furthered again recently, with the announcement early May by the West European aerospace company and the Russian Irkutsk Aircraft Production Association IAPO that they will jointly evaluate international market perspectives of the amphibious aircraft Be-200. After a display at the Berlin airshow, the aircraft has been presented in France and Greece to potential customers.

Amsterdam, 17.05.2002

# EADS Reports First Quarter EBIT Increase to Euros 315 million

- **Revenues up 2% to Euros 6.4 billion**
- **Order intake of Euros 3.8 billion in the first quarter 2002**
- **CEOs: We have met expectations for the first quarter of 2002, and *confirm our year-end forecast.***

- *EADS* (stock exchange symbol: EAD), the world's second largest aerospace and defence company, achieved first quarter 2002 results which are in line with the company's full year forecast. EBIT (Earnings before interest and taxes, pre-goodwill amortization and exceptionals) increased by 2% to Euros 315 million (first quarter 2001: Euros 310 million), as EADS reported on Friday on the occasion of its second Annual General Shareholders Meeting in Amsterdam. Revenues were up by 2% to reach Euros 6.4 billion (first quarter 2001: Euros 6.3 billion).

Order intake reached Euros 3.8 billion in the first three months of 2002. While order intake grew in the Aeronautics and Defence and Civil Systems Divisions, it was significantly down at Airbus due to the difficult business environment for airlines following 11 September.

From January to March 2001, EADS order intake had been considerably higher with Euros 18.9 billion thanks to very strong Airbus orders in that period. The commercial order situation in the first quarter of 2002 was not directly comparable to the same period in 2001, where airlines were still placing large orders. Net Airbus orders during the first quarter 2002 were 15 aircraft. Initial signs of commercial market recovery were evident in April with Airbus reporting 22 orders during that single month. Additionally, four major airlines have recently announced their intention to order a total of more than 100 Airbus aircraft in the near future.

The EADS order book was up by Euros 10 billion compared to the first quarter of 2001, but decreased slightly from Euros 183.3 billion at year-end 2001 to Euros 179.5 billion at the end of March 2002.

EADS, like the overall aerospace industry, is subject to strong seasonal influences in its lines of business. Generally, in all EADS divisions but Airbus, revenues and earnings are significantly stronger in the second half of the year.

EADS CEOs, Philippe Camus and Rainer Hertrich, said: "EADS is successfully managing the fluctuations in the aerospace market. We have met expectations for the first quarter of 2002, and are able to confirm our forecast for the full year. With air traffic picking up, we see initial signs of commercial aviation recovery."

EADS reported net income pre-goodwill and exceptionals of Euros 139 million, or Euros 0.17 per share, for the first quarter of 2002, compared with Euros 114 million, or Euros 0.14 per share, for the same period last year.

EADS also reported that its net cash position increased by 7% to Euros 1.6 billion in the first quarter of 2002 compared to Euros 1.5 billion at year-end 2001. Free cash flow was Euros 94 million in the first three months of 2002 (first quarter 2001: Euros 232 million).

**Divisional revenues and earnings remain on last year's level**

Despite a weaker commercial market, first quarter revenues of the **Airbus** Division remained on the level of the same period last year at Euros 4.6 billion. EBIT reached Euros 396 million (first quarter 2001: Euros 427 million). From January to March 2002, Airbus delivered 72 aircraft, compared with 79 aircraft in the same period last year. As expected, order intake at Airbus was lower, amounting to Euros 1.3 billion as a result of the downturn in the commercial aviation industry (first quarter 2001: Euros 16.9 billion).

Revenues at the **Military Transport Aircraft** Division rose from Euros 70 million in the first quarter 2001 to Euros 101 million in the same period of 2002. EBIT remained the same with Euros -12 million. Order intake grew slightly from Euros 55 to Euros 61 million.

The **Aeronautics** Division achieved revenues of Euros 936 million in the first quarter 2002 (first quarter 2001: Euros 883 million). EBIT of Euros 16 million remained on the level of last year's first quarter (Euros 19 million). Primarily driven by defence orders at Eurocopter for NH90 and Tiger helicopters, order intake rose from Euros 995 million to Euros 1,458 million in the first quarter comparison.

The **Space** Division recorded revenues of Euros 426 million in the first quarter 2002, up from Euros 402 million in the same period last year. EBIT was negative at Euros -33 million, as a result of risk provisions and the persistent difficulties in the space market environment. Order intake decreased from Euros 400 million to Euros 316 million.

Revenues for the **Defence and Civil Systems** Division amounted to Euros 539 million (January to March 2001: Euros 589 million). However, the biggest part of revenues is traditionally recorded towards the end of each calendar year. This is a key factor in negative EBIT of Euros -72 million (first quarter 2001: Euros -87 million). EADS expects the Division to post a positive EBIT in 2002. Order intake increased from Euros 655 to Euros 858 million.

**Outlook**

EADS confirms the outlook for 2002, stated by the company on 18 March. EADS expects revenues to be maintained close to the level of 2002 and the company forecasts a 2002 EBIT of about Euros 1.2 billion. Order intake is expected to be again significantly higher than 2002 revenues. The order book is expected to grow to more than Euros 190 billion in 2002, with the defence order book doubling to about Euros 40 billion.

# EADS - Results First Quarter (Q1) 2002

(Amounts in Euro)

| EADS Group | Q1 2002 | Q1 2001 | Change |
|---|---|---|---|
| **Revenues**, in millions | **6,408** | 6,276 | +2% |
| **EBITDA**(1), in millions | **687** | 693 | -1% |
| **EBIT**(2), in millions | **315** | 310 | +2% |
| **Net income**, in millions | **-25** | 1,673 | - |
| **Net income** pre-goodwill amortization and exceptionals, in millions | **139** | 114 | +21% |
| **EPS** pre-goodwill amortization and exceptionals | **0.17** | 0.14 | +22% |
| **Order intake**, in millions | **3,807** | 18,864 | -80% |
| | | | |
| | **31-03-2002** | 31-12-2001 | |
| **Order book**, in millions | **179,544** | 183,256 | -2% |
| **Net Cash position**, in millions | **1,643** | 1,533 | +7% |
| **Employees** | **102,917** | 102,967 | 0% |

| by Division | EBIT(2) | | | Revenues | | |
|---|---|---|---|---|---|---|
| (Amounts in millions of Euro) | **Q1 2002** | Q1 2001 | Change | **Q1 2002** | Q1 2001 | Change |
| Airbus | **396** | 427 | -7% | **4,646** | 4,600 | +1% |
| Military Transport Aircraft | **-12** | -12 | 0% | **101** | 70 | +44% |
| Aeronautics | **16** | 19 | -16% | **936** | 883 | +6% |
| Space | **-33** | 2 | - | **426** | 402 | +6% |
| Defence & Civil Systems | **-72** | -87 | +17% | **539** | 589 | -8% |
| Eliminations & Headquarters | **20** | -39 | +151% | **-240** | -268 | +10% |
| **Total** | **315** | 310 | +2% | **6,408** | 6,276 | +2% |

| by Division | Order Intake | | | Order Book | | |
|---|---|---|---|---|---|---|
| (Amounts in millions of Euro) | **Q1 2002** | Q1 2001 | Change | **31-03-2002** | 31-12-2001 | Change |
| Airbus(3) | **1,261** | 16,902 | -93% | **151,794** | 156,075 | -3% |
| Military Transport Aircraft | **61** | 55 | +11% | **1,295** | 1,320 | -2% |
| Aeronautics | **1,458** | 995 | +47% | **14,239** | 13,722 | +4% |
| Space | **316** | 400 | -21% | **3,683** | 3,796 | -3% |
| Defence & Civil Systems | **858** | 655 | +31% | **9,210** | 9,094 | +1% |
| Eliminations & Headquarters | **-147** | -143 | -3% | **-677** | -751 | +10% |
| **Total** | **3,807** | 18,864 | -80% | **179,544** | 183,256 | -2% |

1) Earnings before interest, taxes, depreciation and amortization

2) Earnings before interest and taxes, pre-goodwill amortization and exceptionals

3) Order intake and order book based on gross prices

*EADS European Aeronautic Defence and Space Company* is the largest European aerospace company and the No 2 worldwide. The company has a workforce of 102,917 (end of March 2002). It is active in the sectors of commercial aircraft, helicopters, space, military transport and combat aircraft as well as defence technology and services. Among others, EADS holds 80 percent of Airbus, 75 percent of the space company Astrium, 100 percent of the helicopter manufacturer Eurocopter, 43 percent in the Eurofighter programme and 37.5 percent in the missile company MBDA.

Shareholders contacts
From France : 0 800 01 2001 (free call)
From Germany : 00 800 00 02 2002 (free call)
From Spain : 00 800 00 02 2002 (free call)
From other countries : + 33 1 41 33 90 94
E-mail : comfi@eads.net

EADS



# Francisco Fernández Sáinz follows Alberto Fernández in EADS

**Press Releases**

- French version
- German version
- Spanish version

## Amsterdam, 17 May, 2002

The Board of EADS unanimously decided on Friday in Amsterdam to accept the resignation of Alberto Fernández (53) and to release him from all his functions in EADS. Alberto Fernandez has been Executive Vice President and Head of EADS Military Transport Aircraft Division, President of EADS CASA and Member of the Executive Committee of EADS. On April 15, Alberto Fernández had already resigned from his duty as Chief Executive Officer of Airbus Military.

Francisco Fernández Sáinz (56) has been appointed to follow Mr Fernández as member of the Executive Committee of EADS, Head of the Military Transport Aircraft Division and President of EADS CASA.

The Board of EADS also proposes to the shareholders of Airbus Military, on the recommendation of the President of Airbus, to appoint Francisco Fernandez Sáinz as the President of Airbus Military. Airbus Military is the management company for the European military transport aircraft programme A400M. With 63.8% and 25.5% respectively, Airbus and EADS are the biggest shareholder of Airbus Military.

Francisco Fernández Sáinz, will take up his new duties immediately. He has an advanced degree in aeronautical engineering and a Master of Business Administration. Working for CASA since 1971, he has had a long career in different managerial positions. His latest position has been head of Airbus Spain and Member of the Airbus Executive Committee. He is married and has two children.

The A400M programme will be managed by Airbus Military. The development of this aircraft will take place in Toulouse and Madrid, under management of Airbus, combining the excellent Spanish experience in manufacturing military transport aircraft with the civil expertise of Airbus. The final assembly and the delivery centre for A400M will be the Seville

plant of Military Transport Aircraft Division/EADS CASA.

The CEOs of EADS, Philippe Camus and Rainer Hertrich, expressed their thanks to Alberto Fernández for developing CASA as the leading Spanish aerospace company. Camus and Hertrich said, they are looking forward to working with Francisco Fernández Sáinz in bringing the A400M project to its fruition. Francisco Fernández Sáinz has worked very close with Alberto Fernández for many years and will continue the work he began. By sharing responsibilities in Military Transport Aircraft Division of EADS and Airbus Military he will ensure the best synergies in the programme, and its success.

"A400M is the most wide-ranging joint European defence programme", added the CEOs. "Eight nations are committed to order 196 aircraft. By using Airbus' civil aircraft manufacturing experience and the military capabilities of EADS CASA, we are able to offer modern technologies at a reasonable price to our customers.

Your contacts:

Dr. Rainer Ohler
Tel. +49 89 607 34 235
Miguel Sanchez
Tel. +34 91 585 77 89
Roland Sanguinetti
Tel. +33 1 42 24 24 26